

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Sumant Sinha
Chief Executive Officer
ReNew Energy Global PLC
C/O Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS

> **Re: ReNew Energy Global PLC**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed June 22, 2021**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed June 25, 2021**
> **File No. 333-256228**

Dear Mr. Sinha:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2021 letter.

Amendment Nos. 1 and 2 to Registration Statement on Form F-4

Questions and Answers about the Business Combination Agreement and the RMG II General Meeting
What will be the relative equity stakes of the RMG II Shareholders, ReNew India and the Investors in ReNew Global..., page 26

1. We note you disclose that under the Business Combination Agreement, GSW has the right to elect the class of ReNew Global shares it will receive, which may result in a change in the voting rights of the shareholders. Please expand your disclosure to quantify the

effect on voting rights of the shareholders should GSW elect to only receive Class A shares.

Risk Factors
ReNew Global's Articles of Association will provide that the courts of England and Wales will be the exclusive forum..., page 107

2.   We note your response to prior comment 2, and that ReNew Global's revised Articles of Association select the United States District Court for the Southern District of New York as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Please revise your prospectus to reflect such provision in your risk factor disclosure on page 107, and in the comparison of shareholders' rights on page 366.

Summary of RMG II Financial Analysis, page 152

3.   We note your revised disclosure in response to prior comment 5 and reissue the comment. Please expand your disclosure to quantitatively and qualitatively discuss the results of your publicly traded company analyses, discounted cash flow analysis and run-rate multiples on a March 2023 fiscal year-end, fully built-out portfolio, and how they supported your initial valuation of ReNew India.

Prospective Operational and Unaudited Financial Information of Renew India, page 280

4.   We note that you have added a parenthetical notation in the fourth paragraph on page 281, in response to prior comment nine, to indicate an exception may apply to your general position of having no intent to inform investors of material changes that would cause your prospective financial information to no longer have a reasonable basis, in the instance that Renew India becomes aware of such information prior to the date of the RMG II stockholders' meeting, although you also indicate this would not extend to any period following the date of the Proxy Statement/Prospectus.

We see no basis for limiting the timeframe in which investors would be informed of such material information or for limiting the responsibility of providing such communication to Renew India, considering the parties involved, the transaction that you have proposed and your position as the registrant. Please substantially revise this paragraph and other disclaimer disclosures under this heading to clearly acknowledge your responsibility, and to clarify the circumstances under which investors will be informed of any material change in your expectations relative to the projected amounts or the underlying assumptions.

5.   With regard to your disclosure on page 281, identifying parties that are making no representations to shareholders or other persons regarding ultimate performance or achievement compared to the prospective financial information, revise to clarify whether your management and board, including the officers and directors of Renew India, Renew

Global, and RMG II, having considered the uncertainties described and referenced in this section, nevertheless concur that all assumptions underlying the projections are probable and consistent with your business plans and expectations.

6. Please expand your disclosure on page 281, stating that your prospective financial information "does not take into account any circumstances or events occurring after the date of this Proxy Statement/Prospectus," to acknowledge and describe the level of diligence applied in formulating the numerous assumptions about future circumstances and events that have been utilized in preparing the prospective financial information, as referenced in the fourth paragraph on page 280 and described among the various points on pages 282 through 284.

Unaudited Pro Forma Condensed Combined Financial Information, page 285

7. Please refer to the description of Adjustment 4 on page 292 and revise if appropriate to indicate that the impact of "assuming no redemption" is explained in Adjustment 3 rather than Adjustment 4. Please also refer to the description of Adjustment 14 on page 295 and revise if appropriate to indicate the 12,808,118 shares issued to the shareholders of RMG II under the "Assuming maximum redemption scenario" is explained in Adjustment 7 rather than Adjustment 11.

Exhibits

8. We note that Section 9.3 of the Amended and Restated Warrant Agreement filed as Exhibit 4.4.2 provides that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Please revise your disclosure to discuss this provision and reflect that it does not apply to actions arising under the Exchange Act. In addition, please disclose whether such provision applies to Securities Act claims.

9. Please have counsel revise its opinion in Exhibit 5.1 to clarify the number of ReNew Global Class A Shares that will be exchanged for cancelled RMG II Class A Shares. The opinion currently states that 34 ReNew Global Class A Shares will be issued. Please also have counsel remove the assumptions in Section 2(c), (d), (e), (f) and (g) of the legal opinion. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

10. Please have counsel revise its legal opinion in Exhibit 5.2 to remove the assumptions in clauses (iv), (v) and (vi) of the fifth paragraph on page 3 and clauses (b) and (c) of the first paragraph on page 5. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson